Exhibit 12.1
Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008
Pre tax income	13,229	7,754	6,350	(63,272)
Total fixed charges	12,852	15,195	16,691	41,113
	26,081	22,949	23,041	(22,159)

Interest expense	12,036	14,539	16,050	40,632
Interest on other liabilities	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-
Estimated interest portion of rent expense (2)	816	656	641	481
	12,852	15,195	16,691	41,113

Preferred stock dividends on a tax equivalent basis	-	656	3,426	373
	12,852	15,851	20,117	41,486

	26,081	22,949	23,041	(22,159)
	12,852	15,851	20,117	41,486

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	2.03	1.45	1.15	nm

Ratio of earnings to fixed charges	2.03	1.51	1.38	nm

(1) The coverage deficiency was $63.3 million dollars for the year ended December 31, 2008.
(2) Estimated to be 33% of rent expense paid.